Mail Stop 3010

VIA USMAIL

Mr. Stephen J. Benedetti
Principal Financial Officer
Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

   Re: Dynex Capital, Inc.
   Form 10-K for the year ended December 31, 2008 filed March 16, 2009
   Form 10-K/A for the year ended December 31, 2008 filed March 31, 2009
   Definitive Proxy Statement filed April 3, 2009
   File No. 001-09819

Dear Mr. Stephen J. Benedetti:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.   On page 24, you disclose that your "principal investment strategy for 2008 was acquiring Agency MBS" and that you "expect that to be your principal strategy for 2009." Because your 2008 investments in Agency MBS represent a

tremendous increase from the previous year (i.e., over $300 million in 2008, compared to $7 million in 2007), please expand upon your disclosure in future filings, where applicable, to explain the impact on your overall asset/investment allocation, as well as any potential risks associated with that change.

Securitization Financing, page 28

2.   In future filings, please provide the interest rates associated with your bonds. Please provide a range for your variable rate bonds.

Supplemental Discussion of Investments, page 29

3.   We note that you have attempted to calculate fair value of your investments. In future filings, please make clear, if applicable, that your counterparties to your repurchase agreements have wide discretion to determine the value of your collateral, and discuss the related impact on margin requirements.

Estimated Fair Value of Net Investment, page 30

4.   We note your disclosure of estimated fair value of net investment basis appears to be a non-GAAP disclosure. Please tell us how your presentation complies with requirements of Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 44

5.   Please refer to your margin discussion on page 45. In future filings, please disclose the point at which margin calls are triggered for your repurchase agreements. To the extent the point varies based on the agreement, please feel free to disclose a range.

6.   We note that you made distribution in excess of cash flow from operating activities during the fiscal year ended December 31, 2008. Please add disclosure regarding your distributions paid, including the source(s) of such distributions.

Financial Statements and Notes

Note 4 – Securitized Mortgage Loans, Net, page F-17

7.   Tell us and disclose in future filings the amount of interest income recognized from impaired loans. Reference is made to the disclosure requirements of paragraph 20 of SFAS 114.

Note 5 – Allowance for Loan Losses, page F-17

8.   We note that your reserves on specifically identified impaired loans are approximately $3.5 million out of a total reserve of $3.7 million. As such it appears your general allowance under SFAS 5 for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired, is approximately $180K. Given the current economic environment, please clarify what factors are considered when evaluating the adequacy of the general allowance pursuant to SFAS 5.

Note 10 – Obligation Under Payment Agreement, page F-21

9.   Tell us what consideration was given to disclosing the actual assumptions used in determining the valuation of the payment agreement and how you determined it was appropriate to more than double the discount rate used in calculating the present value of the payment agreement. Reference is made to the disclosure requirements in SFAS 159 and suggested disclosures in the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 date March 2008. In addition, clarify how this information reconciles with the actual cash payments anticipated as disclosed in your tabular presentation of contractual obligations on page 46 of your MD&A. Lastly, we note your disclosure on page 46 that the venture is set to dissolve in 2009, tell us what steps have been taken to extend the venture arrangement.

DEFINITIVE PROXY STATEMENT FILED APRIL 3, 2009

Executive Compensation

Components of Executive Compensation, page 16

10.   In future filings, with respect to annual bonus awards, please provide a more detailed analysis of how the company determined the actual payouts and grants. With respect to annual bonus awards, we note that award amounts are based, in part, on ROAE. However, it is not clear what ROAE was for 2008. Please disclose ROAE and explain how the ROAE calculation translated actual payout amounts. In addition, we note that you also use qualitative factors to help determine bonus amounts. Please expand your discussion to explain how the compensation committee used those factors to determine award amounts for each executive. Further, we note that the compensation committee used an approach "similar" to that used for Mr. Akin to determine bonuses for Messrs. Benedetti and Boston. To the extent the approach differs in any way from the approach you have described for Mr. Akin, please explain the differences. Please advise us as to how you intend to revise this disclosure in the future.

Long Term Equity Incentives, page 17

11.   We note that Mr. Benedetti was the only executive officer who received long-term compensation. In future filings, to the extent applicable, please explain why executives were awarded different amounts (or, as in this case, none at all).

***

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief